Michael A. Gold Phone: (202) 295-6651 Fax: (202) 295-6716 Michael.Gold@saul.com www.saul.com

September 10, 2019

via EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Speedway Corp.
PRER14A filed September 9, 2019
File No. 0-02384

Schedule 13E-3 filed September 9, 2019
Filed by NASCAR Holdings, Inc. et al.
File No. 5-36579

Dear Ms. Chalk:

This letter sets forth the response of International Speedway Corporation (the “Company,” “we” or “our”) to the comment letter received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on September 10, 2019 (the “Letter”) concerning the Staff’s review of the Company’s preliminary proxy statement and the Transaction Statement on Schedule 13E-3 filed by NASCAR Holdings, Inc. et al. on September 9, 2019.

To assist your review, we have reproduced in bold below the text of the Staff’s comment followed by the response to such comment. The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the Letter. Unless otherwise noted, references to page numbers and sections herein are to the revised version of the preliminary proxy statement on Schedule 14A that is being concurrently filed via EDGAR. Capitalized terms used but not defined herein have the meanings ascribed to them in the revised preliminary proxy statement on Schedule 14A and Amendment No. 2 to the Transaction Statement on Schedule 13E-3.

1919 Pennsylvania Avenue, N.W. ◆ Suite 550 ◆ Washington, D.C. 20006-3434 Phone: (202) 333-8800 ◆ Fax: (202) 337-6065
DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

September 10, 2019

PRER 14A filed September 9, 2019

Position of the Controlling Purchaser Group Members as to the Fairness of the Merger, page 47

1.
We note the following disclosure in your preliminary proxy statement filed on August 9, 2019: “Because Goldman Sachs was not requested to, and did not, deliver a fairness opinion in connection with the transactions contemplated by the Merger Agreement, it did not perform financial analyses with a view toward those analyses supporting a fairness opinion and did not follow certain other procedures that it would ordinarily follow in connection with delivering a fairness opinion.” We note the revisions to this disclosure that were made in response to comment 11 in our July 18, 2019 comment letter. Revise to describe how the Controlling Purchaser Group Members considered the financial analyses provided by Goldman Sachs in assessing the fairness of the Merger, or revise to explicitly state that they did not so and why. See Instruction 2(vii) to Item 1014 of Regulation M-A (referencing Item 1015 of Regulation M-A). We are aware of your disclosure at the top of page 48.

Response: In response to the Staff’s comment, the revised preliminary proxy statement has been revised to provide the requested disclosure on page 50.

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (202) 295-6651.

Sincerely,

/s/ Michael A. Gold
Michael A. Gold

cc:	International Speedway Corporation
W. Garrett Crotty
Benjamin Odom

NASCAR Holdings, Inc.
Karen Leetzow

Wachtell, Lipton, Rosen & Katz
Edward D. Herlihy
David E. Shapiro

Baker Botts L.L.P.
Jonathan Gordon
Beverly B. Reyes